Exhibit 99.13

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Chester M. Moore, P. Eng., of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the El Peñón Mine, the Minera Florida Mine, the Amancaya Project, the Jeronimo Project and the Le Pepa Project as at December 31, 2009 (the “Estimates”) and to the reports entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009, and “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile, prepared for Yamana Gold Inc., Report for NI 43-101” dated March 22, 2010 (the “Reports”) and to the inclusion of references to and summaries of the Estimates and the Reports (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Chester M. Moore
Name:	Chester M. Moore, P. Eng.
Title:	Principal Geologist

Date: March 31, 2010